UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2015

ALON BLUE SQUARE ISRAEL LTD.

(translation of registrant’s name into English)

Europark Yakum, France Building,

Yakum 60972 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Contact:

Alon Blue Square Israel Ltd.

Elli Levinson-Sela, Adv,

General Counsel and Corporate Secretary

Telephone: 972-9-9618504

Fax: 972-9- 9618636

Email: ellils@alon-oil.co.il

ALON BLUE SQUARE ANNOUNCES COURT APPROVAL OF CREDITOR ARRANGEMENT OF ITS SUBSIDIARY, MEGA RETAIL

ALON BLUE SQUARE ALSO ANNOUNCES COURT EXTENSION FOR STAY OF PROCEEDINGS FOR ITS 51% SUBSIDIARY, EDEN BRIUT TEVA MARKET

YAKUM, Israel, July 15, 2015, Alon Blue Square Israel Ltd. (NYSE: BSI) (hereinafter: the “Company”) announced today that the District Court in Lod, Israel has approved a plan of recovery and arrangement pursuant to Section 350 of the Israel Companies Law for the Company's subsidiary, Mega Retail.

The plan of arrangement is still subject to approval of the board of directors of the Company and the board of directors of the Company's controlling shareholder, Alon Israel Oil Company Ltd. ("Alon Israel").

Under the terms of the plan, the Company would increase its commitment to provide additional funding to support Mega Retail based on Mega's needs from NIS 240 million to NIS 320 million. Half of this amount would be provided as equity to Mega Retail and half as a loan to Mega Retail to be repaid from profits of Mega Retail following repayment by Mega Retail of its loans to its bank lenders and suppliers. In addition, the approximately NIS 275 million owed by Mega Retail to its bank lenders (the "Bank Lenders") which is guaranteed by the Company is to be addressed directly between the Company and the Bank Lenders. Amounts paid by the Company to the Bank Lenders due to the Company's guarantees are repayable by Mega Retail to the Company on the same terms as the repayment of loans to the Bank lenders but only at such time as the amount of Mega's debt to Bank Hapoalim not guaranteed by the Company does not exceed NIS 80 million and the debt to the Bank Lenders guaranteed by the Company is paid in full.

In addition, the Company and the Bank Lenders have also agreed on terms of renewal of existing on-call loans from the Bank Lenders to the Company and that the Company would only be required to make payments to the Bank Lenders during the coming six months which were otherwise required under the original terms of the loans. This agreement by the Bank Lenders is subject to no other creditors of the Company either accelerating their debt for immediate payment or not renewing their on-call loans to the Company. This arrangement is not binding on one bank which holds on-call loans of the Company and is not a lender of Mega Retail and not binding on debenture holders.

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As part of the plan, the board of directors of Mega Retail would be comprised of seven members, three appointed by the Company, two appointed by employees, one appointed by Mega Retail from five candidates recommended by the chairperson of the Economic Organizations in Israel (subject to applicable law and approvals) and one external director appointed by the court (already appointed by the court).

The plan of arrangement also contains the following elements:

-	The principal owed to Bank Lenders will be paid quarterly over a period of six years after a grace period of three years following the approval of the plan of recovery;

-	Interest at an annual rate of 3% linked to CPI will be paid quarterly from the approval of the plan of recovery;

-	So long as the Guaranteed Debt is not paid, the Company committed to the Bank Lenders as follows:

-	It will not distribute a dividend to its shareholders prior to the end of 2018, and afterwards it may pay dividends only if following the distribution it will have minimum shareholders' equity (taking into account guarantees of the Company for Mega Retail's obligations to its Bank Lenders) of at least NIS 200 million; and

-	After publication of the 2016 financial statements of the Company, the net asset value (NAV) of its assets will be calculated on an economic basis, and if the net asset value of its assets minus obligations (including the value of the guaranteed debt owned by Mega Retail to its Bank Lenders only) will be less than NIS 100 million, the Company will provide the Bank Lenders an additional basis to cause the Guaranteed Debt to be immediately repayable.

-	The Bank Lenders will be entitled to receive all the information they reasonably request by Mega Retail, including quarterly solo financial statements of Mega Retail which will be provided to them no later than 60 days from the end of each quarter and 90 days for annual financial statements.

-	Payments to real estate lessors of Mega Retail would be paid monthly rather than quarterly.

-	Blue Square Real Estate would grant a 5% deferral for one year in lease payments due to it, subject to approval of its shareholders and other relevant corporate bodies of Blue Square Real Estate;

-	Agreement that certain transactions between Mega Retail and its related parties would be subject to the special approvals and inspections including inspections by directors nominated by employees or independent directors;

-	The Company would conduct a rights offering in order to raise from its shareholders at least NIS 150 million, of which Alon Israel would commit to invest its share (approximately NIS 110 million).

-	30% of the existing debt to large suppliers and service providers (suppliers with outstanding debt of NIS 800,000 or greater as of June 30, 2015) would be deferred for two years until June 30, 2017, with the deferred amounts repayable thereafter in 36 equal monthly installments with 3% annual interest without linkage to the CPI (2% annual interest without linkage to CPI during two-year period of deferral) (the "Deferred Debt"). The balance of payments due to suppliers (minus deferral amount referred to above) would be paid in four equal weekly installments beginning July 31, 2015 or, if later, the original payment date in the case of large suppliers and service providers;

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-	Large suppliers and service providers of Mega Retail would be able to convert the Deferred Debt owed to them by Mega Retail into ordinary shares of the Company during a period of five months commencing seven days from the closing of a rights offering by the Company to its shareholders. During the first two months, the large suppliers would be able to convert their Deferred Debt into ordinary shares of the Company at the price per share in the Company's rights offering to its shareholders and during the remaining three months, the conversion price would be the higher of (i) 120% of the price per share in the Company's rights offering to its shareholders and (ii) the average closing price of the Company's shares during the 30 trading days prior to conversion. The issuance of Company shares to Mega Retail suppliers and service providers is subject to receipt of all required approvals;

-	For a period of two years, all suppliers will not change the credit periods for repayment of accounts payable from those that existed prior to June 30, 2015; and

-	The repayment of the existing debt to small suppliers and service providers (suppliers with outstanding debt of less than NIS 800,000 as of June 30, 2015) will be paid in four equal weekly payments starting July 31, 2015 (or the original payment date, if later).

There is no certainty that any offering of securities will be made, in part or in whole.

The offering of securities will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States without registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act.

Eden Teva Market

The Company also announced today that the District Court in Lod, Israel approved a 30 day extension for a stay of proceedings for its 51% indirect subsidiary, Eden Briut Teva Market Ltd. (“Eden”) on the same terms as the previous stay of proceedings. The trustee appointed was authorized to take steps to sell the operations or the shares of Eden.

Meeting of Series C Debenture Holders

The Company also announced today that the trustee for series of its Series C Debentures (issued only in Israel and traded on the TASE) has convened a bondholders meeting scheduled for July 23, 2015 at 9:30 AM.

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Alon Blue Square Israel Ltd. (hereinafter: "Alon Blue Square") operates in four reportable operating segments and is the largest retail company in the State of Israel. In the Fueling and Commercial Sites segment, Alon Blue Square through its 71.17% subsidiary, which is listed on the Tel Aviv Stock Exchange ("TASE"), Dor Alon Energy in Israel (1988) Ltd is one of the four largest fuel retail companies in Israel based on the number of petrol stations and a leader in the field of convenience stores operating a chain of 212 petrol stations and 219 convenience stores in different formats in Israel. In its supermarket segment, Alon Blue Square, as a pioneer in the modern food retail, through its 100% subsidiary, Mega Retail Ltd., currently operates 192 supermarkets under different formats, each offering a wide range of food products, "Near Food" products and "Non-Food" products at varying levels of service and pricing. In its "Houseware and textile" segment, Alon Blue Square, through its TASE traded 77.51% subsidiary, Na'aman Group (NV) Ltd. operates specialist outlets in self-operation and franchises and offers a wide range of "Non-Food" products as retailer and wholesaler. In the Real Estate segment, Alon Blue Square, through its TASE traded 61.19% subsidiary Blue Square Real Estate Ltd., owns, leases and develops income producing commercial properties and projects. In addition, Alon Blue Square through Diners Club Israel Ltd., an associate held at 49%, which operates in the sector of issuance and clearance of YOU credit cards to the customer club members of the group and through Dr. Baby Marketing and Distribution 888 Ltd. 100 % held subsidiary as a retailer and wholesaler in the baby products sector.

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Forward-looking statements

This press release contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, but are not limited to, plans or projections about our business, our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, the following: the uncertainty of the approval by Board of Directors of the company and of Alon of Mega Retail's debt arrangement and the uncertainty of success of such proposed arrangement; the effect of court proceedings on sales in our supermarkets and on the desire of suppliers to continue supplying products or services to our supermarkets; the economic conditions in Israel on the sales in our stores and of our products and on our profitability; our ability to compete effectively against low-priced supermarkets, large fuel companies and our other competitors; enactment of new laws and regulations, including the enactment of recommendations of governmental appointed committees and regulations with respect to the procurement of petroleum products by fuel companies and the price of petroleum products that are subject to regulation; quarterly fluctuations in our operating results that may cause volatility of our ADS and share price; fluctuations in the price of petroleum products and increases in excise tax rates imposed on the sale of petroleum products in Israel; risks associated with our dependence on a limited number of key suppliers for products that we sell in our stores; the effect of an increase in the minimum wage in Israel on our operating results; the effect of any actions taken by the Israeli Antitrust Authority on our ability to execute our business strategy and on our profitability; the effect of increases in oil, raw material and product prices in recent years; the effects of damage to our reputation or to the reputation of our store brands due to reports in the media or otherwise; government policies with respect to residential building may have a negative impact on our operations in residential building, and other risks, uncertainties and factors disclosed in our filings with the U.S. Securities and Exchange Commission (SEC), including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2014. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this press release.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON BLUE SQUARE ISRAEL LTD.

July 15, 2015	By:	/s/ Elli Levinson-Sela
Elli Levinson-Sela, Adv.
General Counsel and Corporate Secretary

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